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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB Number: 3235-0145 Expires: February 28, 2009 Estimated average burden hours per response. . . . . . .14.5

SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. )*
Conceptus, Inc.
(Name of Issuer) Common Stock, $0.003 par value
(Title of Class of Securities) 206016107
(CUSIP Number) Stephen DuBois Camber Capital Management LLC 101 Huntington Avenue Suite 2550 Boston, MA 02199-8089 (617) 717-6600
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications) September 14, 2011
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or
240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1746 (3-06)

CUSIP No. 206016107..................................

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Camber Capital Management LLC 42-1693587
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b) X
3. SEC Use Only
4. Source of Funds (See Instructions) WC
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6. Citizenship or Place of Organization Massachusetts .

Number of Shares Bene- ficially by Owned by Each Reporting Person With	7. Sole Voting Power 0 shares
8. Shared Voting Power 1,951,727 shares
9. Sole Dispositive Power 0 shares
10. Shared Dispositive Power 1,951,727 shares

11. Aggregate Amount Beneficially Owned by Each Reporting Person 1,951,727
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13. Percent of Class Represented by Amount in Row (11) 6.25%
14. Type of Reporting Person (See Instructions) 00

CUSIP No. 206016107..................................

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Stephen DuBois
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b) X
3. SEC Use Only
4. Source of Funds (See Instructions) WC
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6. Citizenship or Place of Organization United States

Number of Shares Bene- ficially by Owned by Each Reporting Person With	7. Sole Voting Power 0 shares
8. Shared Voting Power 1,951,727 shares
9. Sole Dispositive Power 0 shares
10. Shared Dispositive Power 1,951,727 shares

11. Aggregate Amount Beneficially Owned by Each Reporting Person 1,951,727 shares
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13. Percent of Class Represented by Amount in Row (11) 6.25%
14. Type of Reporting Person (See Instructions) IN

CUSIP No. 206016107..................................

Item 1. Security and Issuer

             This statement on Schedule 13D refers to the shares of common stock, par value $0.003 per share (the "Shares") of Conceptus, Inc., a Delaware corporation (the "Company").  The Company's principal executive offices are located at 331 East Evelyn Avenue, Mountain View, California 94041.

Item 2. Identity and Background

(a)      Camber Capital Management LLC, a Massachusetts limited liability company ("Camber"), with respect to Shares beneficially owned and held of record by two private investment funds and two managed accounts for wich Camber serves as the investment manager with full discretionary authority

    Stephen DuBois ("Mr. DuBois"), as managing member of Camber, with respect to Shares beneficially owned and held of record by the same two private investment funds and two managed accounts for wich Camber serves as the investment manager with full discretionary authority.  Mr. DuBois is the managing member of  Camber.

            The foregoing persons as described above are hereinafter collectively referred to as the "Reporting Persons."

(b)      The principal business address of each of the Reporting Persons is 101 Huntington Avenue, Suite 2550, Boston, Massachusetts 02199-8089.

(c) The principal business of Camber is to invest in securities.  The principal business of Mr. DuBois is the management of investments in securities.

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)    None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  Camber is a limited liability company organized under the laws of the Commonwealth of Massachusetts.   Mr. DuBois is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration

  The 1,951,727 Shares to which this Schedule 13D relates were acquired for an aggregate purchase price of $29,468,775 using working capital.

Item 4. Purpose of Transaction

The Shares to which this Schedule 13D relates were acquired based on the Reporting Persons’ belief that such Shares represent an attractive investment opportunity.  The Reporting Persons intend to review the investment in the Company on a continuing basis and may engage in discussions with management, the Company's Board of Directors, other shareholders of the Company and other relevant parties concerning, without limitation, potential business combinations and strategic alternatives, the business, operations, governance, management, strategy and future plans of the Company.  Depending on various factors, including, without limitation, the outcome of any discussions referenced above, the Company's financial position and strategic direction, actions taken by the Board of Directors, price levels of the Shares, other investment opportunities available to the Reporting Persons, conditions in the securities markets, and economic and industry conditions, the Reporting Persons may in the future take such actions with respect to the investment in the Company as the Reporting Persons deem appropriate.
Except as set forth above, the Reporting Persons have no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D.

CUSIP No. 206016107..................................

Item 5. Interest in Securities of the Issuer

(a)The Reporting Persons beneficially own 1,951,727 Shares of the Company in the aggregate, representing approximately 6.25% of such class of securities.  The percentage of the Shares beneficially owned by the Reporting Persons is based on a total of 31,237,842 Shares of the Company outstanding as of August 1, 2011 as reported in the Company's Form 10-Q for the quarterly period ended June 30, 2011 filed with the Securities and Exchange Commission on August 9, 2011..

(b)Camber has the power to dispose of and the power to vote the Shares beneficially owned by the Reporting Persons, which power may be exercised by its managing member, Mr. DuBois.  By reason of the provisions of Rule 13d-3 of the Securities Exchange Act of 1934 (the "Act"), Mr. DuBois may be deemed to beneficially own the Shares held by the Reporting Persons.

The investment and voting decisions of each of the Reporting Persons are controlled by Camber. As a result, each of the Reporting Persons may be deemed members of a group and may be deemed to beneficially own for purposes of Section 13(d) the Shares beneficially owned for such purposes by the others. As the investment manager with full discretionary authority, Camber also may be deemed to beneficially own the 1,951,727 Shares, constituting approximately 6.25% of the issued and outstanding Shares. As the managing member of Camber, Mr. DuBois may be deemed to beneficially own the 1,951,727 Shares, constituting approximately 6.25% of the issued and outstanding Shares.  Mr. DuBois does not personally own any Shares.  Camber has sole voting and dispositive power with respect to the 1,951,727 Shares by virtue of its authority to vote and dispose of such Shares.

 (c)During the last sixty days, the Reporting Persons acquired Shares on such dates, in such amounts and at such per share prices (excluding brokerage fees) as indicated on the Schedule of Transactions attached hereto as Exhibit 1 and incorporated herein by this reference. All such transactions were effected in the open market on the NASDAQ National Market.  Except as set forth on the attached Schedule of Transactions, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, any person identified in response to Item 2, beneficially owns any Shares or has effected any transactions in the Shares during the preceding 60 days.

(d)Not applicable.

(e)Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than the Joint Filing Agreement attached as Exhibit 2 hereto, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Company, including but not limited to transfer or voting of any other securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7. Material to Be Filed as Exhibits

Exhibit 1:  Schedule of Transactions

Exhibit 2:  Joint Filing Statement as required by Rule 13d(1)(k)(l) under the Act.

CUSIP No. 206016107..................................

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:              September 22, 2011

CAMBER CAPITAL MANAGEMENT LLC

By: /s/Sean George
Sean George
Chief Financial Officer

STEPHEN DUBOIS

By: /s/Stephen DuBois
        Stephen DuBois, individually

CUSIP No. 206016107..................................

Exhibit 1

SCHEDULE OF TRANSACTIONS

Security	Date of Transaction	Amount of Securities Purchased	Approximate Average Price Per Share

CONCEPTUS, INC. COMMON STOCK	9/7/2011	5,727	$10.28
CONCEPTUS, INC. COMMON STOCK	9/14/2011	29,925	$10.34
CONCEPTUS, INC. COMMON STOCK	9/15/2011	7,862	$10.63
CONCEPTUS, INC. COMMON STOCK	9/16/2011	378,350	$11.03

CUSIP No. 206016107..................................

Exhibit 2

JOINT FILING AGREEMENT

This Joint Filing Agreement, dated as of September 22, 2011, is by and between Camber Capital Management LLC, a Massachusetts limited liability company, and Stephen DuBois, an individual (the foregoing are collectively referred to herein as the “Filers”).

Each of the Filers may be required to file with the United States Securities and Exchange Commission a statement on Schedule 13D with respect to common shares, $0.003 par value, of Conceptus, Inc. beneficially owned by them from time to time.

Pursuant to and in accordance with Rule 13(d)(1)(k) promulgated under the Securities Exchange Act of 1934, as amended, the Filers hereby agree to file a single statement on Schedule 13G and/or 13D (and any amendments thereto) on behalf of each of such parties, and hereby further agree to file this Joint Filing Agreement as an exhibit to such statement, as required by such rule.

This Joint Filing Agreement may be terminated by any of the Filers upon one week’s prior written notice or such lesser period of notice as the Filers may mutually agree.

Executed and delivered as of the date first above written.

CAMBER CAPITAL MANAGEMENT LLC

By: /s/Sean George
Sean George
Chief Financial Officer

STEPHEN DUBOIS

By: /s/Stephen DuBois
        Stephen DuBois, individually